FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Six months ended September 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 28, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Financial Summary For the Six Months Ended September 30, 2020 (U.S. GAAP)

Date:	October 28, 2020
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Executive Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	(Millions of yen, except per share data)

	For the six months ended September 30
	2019		2020
	% Change from September 30, 2018		% Change from September 30, 2019
Total revenue	1,085,283	23.4%	933,391	(14.0%)
Net revenue	715,381	28.9%	829,745	16.0%
Income before income taxes	203,292	—%	265,438	30.6%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	194,407	—%	210,158	8.1%
Comprehensive income	158,417	146.0%	150,930	(4.7%)
Basic-Net income attributable to NHI shareholders per share (Yen)	58.89		68.87
Diluted-Net income attributable to NHI shareholders per share (Yen)	57.66		67.10
Return on shareholders’ equity-annualized	14.6%		15.6%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)

	At March 31	At September 30
	2020	2020
Total assets	43,999,815	42,684,437
Total equity	2,731,264	2,786,054
Total NHI shareholders’ equity	2,653,467	2,731,396
Total NHI shareholders’ equity as a percentage of total assets	6.0%	6.4%
Total NHI shareholders’ equity per share (Yen)	873.26	893.25

2. Cash Dividends

	(Yen amounts)

	For the year ended March 31
	2020	2021	2021 (Plan)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	15.00	20.00	—
At December 31	—	—	—
At March 31	5.00	—	Unconfirmed
For the year	20.00	—	Unconfirmed

Note: Fiscal year 2021 Q4 dividend amount are not presented per reasons stated in “3. Earnings Forecasts for the year ending March 31, 2021”.

3. Earnings Forecasts for the year ending March 31, 2021

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards : Yes
b)	Changes in accounting policies due to other than a) : None

(4) Number of shares issued (common stock)

	At March 31	At September 30
	2020	2020
Number of shares outstanding (including treasury stock)	3,493,562,601	3,493,562,601
Number of treasury stock	454,975,108	435,758,440

	For the six months ended September 30
	2019	2020
Average number of shares outstanding (year-to-date)	3,301,269,085	3,051,543,718

*This financial summary is not subject to certified public accountant’s or audit firm’s quarterly review.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4
(4) Risks related to the COVID-19 pandemic	P. 4

2. Notes to the Summary Information	P. 5

(1) Changes in Accounting Policies	P. 5

3. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11
(7) Subsequent Event	P.12

4. Supplementary Information	P.13

(1) Consolidated Statements of Income – Quarterly Comparatives	P.13
(2) Business Segment Information – Quarterly Comparatives	P.14
(3) Other	P.15

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2019 (A)	September 30, 2020 (B)
Net revenue	715.4	829.7	16.0
Non-interest expenses	512.1	564.3	10.2

Income (loss) before income taxes	203.3	265.4	30.6
Income tax expense	6.0	52.2	764.2

Net income (loss)	197.3	213.2	8.1

Less: Net income (loss) attributable to noncontrolling interests	2.8	3.1	7.7

Net income (loss) attributable to NHI shareholders	194.4	210.2	8.1

Return on shareholders’ equity-annualized	14.6%	15.6%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 829.7 billion yen for the six months ended September 30, 2020, an increase of 16.0% from the same period in the prior year. Non-interest expenses increased by 10.2% from the same period in the prior year to 564.3 billion yen. Income before income taxes was 265.4 billion yen and net income attributable to NHI shareholders was 210.2 billion yen for the six months ended September 30, 2020.

Segment Information

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2019 (A)	September 30, 2020 (B)
Net revenue	717.5	825.5	15.1
Non-interest expenses	512.1	564.3	10.2

Income (loss) before income taxes	205.4	261.2	27.2

In the above segment information totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the six months ended September 30, 2020 was 825.5 billion yen, an increase of 15.1% from the same period in the prior year. Non-interest expenses increased by 10.2% from the same period in the prior year to 564.3 billion yen. Income before income taxes was 261.2 billion yen for the six months ended September 30, 2020. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2019 (A)	September 30, 2020 (B)
Net revenue	157.5	173.9	10.4
Non-interest expenses	144.1	136.0	(5.7)

Income (loss) before income taxes	13.4	37.9	183.2

Net revenue increased by 10.4% from the same period in the prior year to 173.9 billion yen, primarily due to increasing commissions from brokerage and distribution of investment trusts. Non-interest expense decreased by 5.7% to 136.0 billion yen. As a result, income before income taxes increased by 183.2% to 37.9 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2019 (A)	September 30, 2020 (B)
Net revenue	60.2	60.9	1.1
Non-interest expenses	32.0	30.3	(5.2)

Income (loss) before income taxes	28.2	30.6	8.4

Net revenue increased by 1.1% from the same period in the prior year to 60.9 billion yen. Non-interest expense decreased by 5.2% to 30.3 billion yen. As a result, income before income taxes increased by 8.4% to 30.6 billion yen. Assets under management were 55.7 trillion yen as of September 30, 2020.

Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2019 (A)	September 30, 2020 (B)
Net revenue	316.2	469.0	48.3
Non-interest expenses	277.3	315.6	13.8

Income (loss) before income taxes	38.9	153.3	293.9

Net revenue increased by 48.3% from the same period in the prior year to 469.0 billion yen. Non-interest expense increased by 13.8% to 315.6 billion yen. As a result, income before income taxes was 153.3 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2019 (A)	September 30, 2020 (B)
Net revenue	183.6	121.8	(33.7)
Non-interest expenses	58.7	82.4	40.3

Income (loss) before income taxes	124.9	39.4	(68.5)

Net revenue was 121.8 billion yen including income of 71.1 billion yen profit resulting from the rights conversion related to the Tokyo Nihonbashi district redevelopment project. Income before income taxes was 39.4 billion yen.

(2)	Consolidated Financial Position

Total assets as of September 30, 2020 were 42,684.4 billion yen, a decrease of 1,315.4 billion yen compared to March 31, 2020, mainly due to the decrease in Receivables from other than customers. Total liabilities as of September 30, 2020 were 39,898.4 billion yen, a decrease of 1,370.2 billion yen compared to March 31, 2020, mainly due to the decrease in Securities sold under agreements to repurchase. Total equity as of September 30, 2020 was 2,786.1 billion yen, an increase of 54.8 billion yen compared to March 31, 2020.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

(4)	Risks related to the COVID-19 pandemic

The COVID-19 pandemic has affected Nomura’s business, and this may continue in the future.

Various risks recognized related to the COVID-19 pandemic is disclosed in Risk Factors in Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 30, 2020) and Item 3. D. Risk Factors. in Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 30, 2020) for the year ended March 31, 2020.

2.	Notes to the Summary Information

(1)	Changes in Accounting Policies

Measurement of Credit Losses on Financial Instruments

On April 1, 2020, Nomura adopted Accounting Standards Update 2016-13 “Measurement of Credit Losses on Financial Instruments” using a modified retrospective transition method. The impact of this adoption was, for financial instruments subject to current expected credit losses, ¥1,972 million increase in Allowance for doubtful accounts, ¥638 million increase in Other liabilities, ¥72 million increase of Deferred tax assets and cumulative effect adjustment to decrease Retained earnings, net of tax, of ¥2,538 million as of April 1, 2020.

For financial instruments elected for the fair value option, the impact was ¥9,774 million decrease in Loans receivable, ¥5,888 million increase in Other liabilities and cumulative effect adjustment to decrease Retained earnings, net of tax, of ¥15,662 million as of April 1, 2020.

3.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 30, 2020) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 30, 2020) for the year ended March 31, 2020.

While the COVID-19 pandemic impacted some of the critical accounting estimates and underlying assumptions used in the consolidated financial statements during the year ended March 31, 2020, no significant further adverse changes in such estimates as a result of the COVID-19 pandemic occurred during the six months ended September 30, 2020.

(1)	Consolidated Balance Sheets

	Millions of yen
	March 31, 2020	September 30, 2020	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	3,191,889	3,941,802	749,913
Time deposits	309,373	191,277	(118,096)
Deposits with stock exchanges and other segregated cash	373,686	391,594	17,908

Total cash and cash deposits	3,874,948	4,524,673	649,725

Loans and receivables:
Loans receivable	2,857,405	2,344,080	(513,325)
Receivables from customers	541,284	514,711	(26,573)
Receivables from other than customers	1,731,236	877,751	(853,485)
Allowance for doubtful accounts	(13,012)	(11,356)	1,656

Total loans and receivables	5,116,913	3,725,186	(1,391,727)

Collateralized agreements:
Securities purchased under agreements to resell	12,377,315	12,063,662	(313,653)
Securities borrowed	3,529,797	3,502,286	(27,511)

Total collateralized agreements	15,907,112	15,565,948	(341,164)

Trading assets and private equity and debt investments:
Trading assets*	16,853,822	16,515,538	(338,284)
Private equity and debt investments*	44,278	55,432	11,154

Total trading assets and private equity and debt investments	16,898,100	16,570,970	(327,130)

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥397,114 million as of March 31, 2020 and ¥384,060 million as of September 30, 2020)	440,512	466,373	25,861
Non-trading debt securities*	455,392	411,980	(43,412)
Investments in equity securities*	112,175	112,880	705
Investments in and advances to affiliated companies*	367,641	391,286	23,645
Other	827,022	915,141	88,119

Total other assets	2,202,742	2,297,660	94,918

Total assets	43,999,815	42,684,437	(1,315,378)

*	Including securities pledged as collateral

Millions of yen
March 31, 2020	September 30, 2020	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,486,733	1,346,414	(140,319)
Payables and deposits:
Payables to customers	1,467,434	1,286,985	(180,449)
Payables to other than customers	1,653,495	1,281,977	(371,518)
Deposits received at banks	1,276,153	1,181,169	(94,984)

Total payables and deposits	4,397,082	3,750,131	(646,951)

Collateralized financing:
Securities sold under agreements to repurchase	16,349,182	15,427,476	(921,706)
Securities loaned	961,446	1,119,095	157,649
Other secured borrowings	717,711	348,484	(369,227)

Total collateralized financing	18,028,339	16,895,055	(1,133,284)

Trading liabilities	8,546,284	8,789,496	243,212
Other liabilities	1,034,448	1,049,465	15,017
Long-term borrowings	7,775,665	8,067,822	292,157

Total liabilities	41,268,551	39,898,383	(1,370,168)

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,493,562,601 shares as of March 31, 2020 and 3,493,562,601 shares as of September 30, 2020
Outstanding	-	3,038,587,493 shares as of March 31, 2020 and 3,057,804,161 shares as of September 30, 2020	594,493	594,493	—
Additional paid-in capital	683,232	683,233	1
Retained earnings	1,645,451	1,775,691	130,240
Accumulated other comprehensive income (loss)	(26,105)	(88,706)	(62,601)

Total NHI shareholders’ equity before treasury stock	2,897,071	2,964,711	67,640
Common stock held in treasury, at cost -
454,975,108 shares as of March 31, 2020 and
435,758,440 shares as of September 30, 2020	(243,604)	(233,315)	10,289

Total NHI shareholders’ equity	2,653,467	2,731,396	77,929

Noncontrolling interests	77,797	54,658	(23,139)

Total equity	2,731,264	2,786,054	54,790

Total liabilities and equity	43,999,815	42,684,437	(1,315,378)

(2)	Consolidated Statements of Income

	Millions of yen		% Change
	For the six months ended
	September 30, 2019(A)	September 30, 2020(B)	(B-A)/(A)
Revenue:
Commissions	133,454	177,765	33.2
Fees from investment banking	49,576	37,859	(23.6)
Asset management and portfolio service fees	119,889	111,073	(7.4)
Net gain on trading	218,434	270,552	23.9
Gain on private equity and debt investments	1,772	2,875	62.2
Interest and dividends	415,354	189,037	(54.5)
Gain (loss) on investments in equity securities	(755)	5,413	—
Other	147,559	138,817	(5.9)

Total revenue	1,085,283	933,391	(14.0)
Interest expense	369,902	103,646	(72.0)

Net revenue	715,381	829,745	16.0

Non-interest expenses:
Compensation and benefits	245,527	275,303	12.1
Commissions and floor brokerage	49,997	56,186	12.4
Information processing and communications	84,118	85,822	2.0
Occupancy and related depreciation	37,480	36,114	(3.6)
Business development expenses	15,734	6,464	(58.9)
Other	79,233	104,418	31.8

Total non-interest expenses	512,089	564,307	10.2

Income before income taxes	203,292	265,438	30.6
Income tax expense	6,042	52,217	764.2

Net income	197,250	213,221	8.1

Less: Net income attributable to noncontrolling interests	2,843	3,063	7.7

Net income attributable to NHI shareholders	194,407	210,158	8.1

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	58.89	68.87	16.9

Diluted-
Net income attributable to NHI shareholders per share	57.66	67.10	16.4

(3)	Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2019(A)	September 30, 2020(B)
Net income	197,250	213,221	8.1
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(39,320)	(19,837)	—
Deferred income taxes	245	(60)	—

Total	(39,075)	(19,897)	—

Defined benefit pension plans:
Pension liability adjustment	3,005	4,017	33.7
Deferred income taxes	912	(627)	—

Total	3,917	3,390	(13.5)

Own Credit Adjustments:
Own Credit Adjustments	(3,156)	(53,351)	—
Deferred income taxes	(519)	7,567	—

Total	(3,675)	(45,784)	—

Total other comprehensive income (loss)	(38,833)	(62,291)	—

Comprehensive income	158,417	150,930	(4.7)
Less: Comprehensive income attributable to noncontrolling interests	2,403	3,373	40.4

Comprehensive income attributable to NHI shareholders	156,014	147,557	(5.4)

(4)	Note with respect to the Assumption as a Going Concern

Not applicable.

(5)	Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2019 (A)	September 30, 2020 (B)
Net revenue

Business segment information:
Retail	157,522	173,873	10.4
Asset Management	60,176	60,866	1.1
Wholesale	316,184	468,974	48.3

Subtotal	533,882	703,713	31.8
Other	183,584	121,775	(33.7)

Net revenue	717,466	825,488	15.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,085)	4,257	—

Net revenue	715,381	829,745	16.0

Non-interest expenses

Business segment information:
Retail	144,143	135,979	(5.7)
Asset Management	31,988	30,312	(5.2)
Wholesale	277,256	315,628	13.8

Subtotal	453,387	481,919	6.3
Other	58,702	82,388	40.3

Non-interest expenses	512,089	564,307	10.2

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	512,089	564,307	10.2

Income (loss) before income taxes

Business segment information:
Retail	13,379	37,894	183.2
Asset Management	28,188	30,554	8.4
Wholesale	38,928	153,346	293.9

Subtotal	80,495	221,794	175.5
Other*	124,882	39,387	(68.5)

Income (loss) before income taxes	205,377	261,181	27.2

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,085)	4,257	—

Income (loss) before income taxes	203,292	265,438	30.6

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2019 (A)	September 30, 2020 (B)
Net gain (loss) related to economic hedging transactions	19,837	612	(96.9)
Realized gain (loss) on investments in equity securities held for operating purposes	1,330	809	(39.2)
Equity in earnings of affiliates	16,274	11,860	(27.1)
Corporate items	(3,244)	29,085	—
Other	90,685	(2,979)	—

Total	124,882	39,387	(68.5)

(6)	Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the six months ended September 30, 2020
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	683,232
Stock-based compensation awards	(1,117)
Changes in an affiliated company’s interests in its subsidiary	1,118

Balance at end of period	683,233

Retained earnings
Balance at beginning of year	1,645,451
Cumulative effect of change in accounting principle (1)	(18,200)
Net income attributable to NHI shareholders	210,158
Cash dividends	(61,156)
Gain (loss) on sales of treasury stock	(562)

Balance at end of period	1,775,691

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(26,274)
Net change during the period	(20,207)

Balance at end of period	(46,481)

Defined benefit pension plans
Balance at beginning of year	(62,571)
Pension liability adjustment	3,390

Balance at end of period	(59,181)

Own credit adjustments
Balance at beginning of year	62,740
Own credit adjustments	(45,784)

Balance at end of period	16,956

Balance at end of period	(88,706)

Common stock held in treasury
Balance at beginning of year	(243,604)
Repurchases of common stock	(3)
Sale of common stock	0
Common stock issued to employees	10,292

Balance at end of period	(233,315)

Total NHI shareholders’ equity

Balance at end of period	2,731,396

Noncontrolling interests
Balance at beginning of year	77,797
Net change during the period	(23,139)

Balance at end of period	54,658

Total equity

Balance at end of period	2,786,054

(1)

Represents the adjustment to initially apply Accounting Standards Update 2016-13 “Measurement of Credit Losses on Financial Instruments”, please refer to section “2. Notes to the Summary Information (1) Changes in Accounting Policies.”

(7)	Subsequent Event

On October 27, 2020, the Company has resolved to cancel a part of its own shares in accordance with Article 178 of the Companies Act of Japan.

Outline of Cancellation

1. Type of shares to be cancelled	Nomura Holdings common shares
2. Number of shares to be cancelled	260,000,000 shares (7.4 percent of outstanding shares)
3. Scheduled cancellation date	December 1, 2020

4.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2020
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020(A)	September 30, 2020(B)
Revenue:
Commissions	68,200	65,254	79,289	96,062	85,512	92,253	7.9	308,805
Fees from investment banking	27,311	22,265	26,803	26,843	10,828	27,031	149.6	103,222
Asset management and portfolio service fees	59,963	59,926	61,020	57,293	53,656	57,417	7.0	238,202
Net gain on trading	112,825	105,609	109,266	28,909	139,089	131,463	(5.5)	356,609
Gain (loss) on private equity and debt investments	791	981	1,503	(3,368)	1,070	1,805	68.7	(93)
Interest and dividends	199,473	215,881	203,050	176,068	106,543	82,494	(22.6)	794,472
Gain (loss) on investments in equity securities	(2,838)	2,083	2,243	(16,214)	3,473	1,940	(44.1)	(14,726)
Other	45,654	101,905	14,276	4,156	113,878	24,939	(78.1)	165,991

Total revenue	511,379	573,904	497,450	369,749	514,049	419,342	(18.4)	1,952,482
Interest expense	179,378	190,524	162,472	132,279	53,302	50,344	(5.5)	664,653

Net revenue	332,001	383,380	334,978	237,470	460,747	368,998	(19.9)	1,287,829

Non-interest expenses:
Compensation and benefits	125,102	120,425	128,987	104,906	138,297	137,006	(0.9)	479,420
Commissions and floor brokerage	24,551	25,446	24,568	31,558	28,511	27,675	(2.9)	106,123
Information processing and communications	41,757	42,361	42,821	43,378	43,238	42,584	(1.5)	170,317
Occupancy and related depreciation	19,120	18,360	16,276	19,230	17,058	19,056	11.7	72,986
Business development expenses	7,828	7,906	8,509	7,642	2,832	3,632	28.2	31,885
Other	38,837	40,396	44,130	55,474	49,000	55,418	13.1	178,837

Total non-interest expenses	257,195	254,894	265,291	262,188	278,936	285,371	2.3	1,039,568

Income (loss) before income taxes	74,806	128,486	69,687	(24,718)	181,811	83,627	(54.0)	248,261
Income tax expense	17,917	(11,875)	10,337	12,515	37,513	14,704	(60.8)	28,894

Net income (loss)	56,889	140,361	59,350	(37,233)	144,298	68,923	(52.2)	219,367

Less: Net income (loss) attributable to noncontrolling interests	1,056	1,787	2,284	(2,758)	1,782	1,281	(28.1)	2,369

Net income (loss) attributable to NHI shareholders	55,833	138,574	57,066	(34,475)	142,516	67,642	(52.5)	216,998

	Yen						% Change	Yen
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	16.83	42.11	18.07	(11.29)	46.77	22.13	(52.7)	67.76

Diluted-
Net income (loss) attributable to NHI shareholders per share	16.48	41.23	17.63	(11.31)	45.65	21.52	(52.9)	66.20

(2)	Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020(A)	September 30, 2020(B)	(B-A)/(A)	March 31, 2020

Net revenue

Business segment information:
Retail	80,640	76,882	90,043	88,794	81,078	92,795	14.5	336,359
Asset Management	34,500	25,676	25,405	7,024	34,024	26,842	(21.1)	92,605
Wholesale	159,486	156,698	186,527	145,908	248,669	220,305	(11.4)	648,619

Subtotal	274,626	259,256	301,975	241,726	363,771	339,942	(6.6)	1,077,583
Other	60,289	123,295	35,695	12,294	94,673	27,102	(71.4)	231,573

Net revenue	334,915	382,551	337,670	254,020	458,444	367,044	(19.9)	1,309,156

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,914)	829	(2,692)	(16,550)	2,303	1,954	(15.2)	(21,327)

Net revenue	332,001	383,380	334,978	237,470	460,747	368,998	(19.9)	1,287,829

Non-interest expenses

Business segment information:
Retail	72,522	71,621	72,403	70,380	66,009	69,970	6.0	286,926
Asset Management	16,358	15,630	16,085	15,760	14,870	15,442	3.8	63,833
Wholesale	139,479	137,777	143,324	135,819	160,800	154,828	(3.7)	556,399

Subtotal	228,359	225,028	231,812	221,959	241,679	240,240	(0.6)	907,158
Other	28,836	29,866	33,479	40,229	37,257	45,131	21.1	132,410

Non-interest expenses	257,195	254,894	265,291	262,188	278,936	285,371	2.3	1,039,568

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	257,195	254,894	265,291	262,188	278,936	285,371	2.3	1,039,568

Income (loss) before income taxes

Business segment information:
Retail	8,118	5,261	17,640	18,414	15,069	22,825	51.5	49,433
Asset Management	18,142	10,046	9,320	(8,736)	19,154	11,400	(40.5)	28,772
Wholesale	20,007	18,921	43,203	10,089	87,869	65,477	(25.5)	92,220

Subtotal	46,267	34,228	70,163	19,767	122,092	99,702	(18.3)	170,425
Other*	31,453	93,429	2,216	(27,935)	57,416	(18,029)	—	99,163

Income (loss) before income taxes	77,720	127,657	72,379	(8,168)	179,508	81,673	(54.5)	269,588

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,914)	829	(2,692)	(16,550)	2,303	1,954	(15.2)	(21,327)

Income (loss) before income taxes	74,806	128,486	69,687	(24,718)	181,811	83,627	(54.0)	248,261

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020(A)	September 30, 2020(B)	(B-A)/(A)	March 31, 2020
Net gain (loss) related to economic hedging transactions	12,794	7,043	2,333	(4,622)	5,577	(4,965)	—	17,548
Realized gain (loss) on investments in equity securities held for operating purposes	76	1,254	4,935	336	685	124	(81.9)	6,601
Equity in earnings of affiliates	8,265	8,009	4,798	13,918	6,609	5,251	(20.5)	34,990
Corporate items	1,391	(4,635)	(9,095)	(9,901)	45,090	(16,005)	—	(22,240)
Other	8,927	81,758	(755)	(27,666)	(545)	(2,434)	—	62,264

Total	31,453	93,429	2,216	(27,935)	57,416	(18,029)	—	99,163

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2021_2q.pdf